Mail Stop 3561

April 25, 2008

Energy Holdings Limited LLC
c/o Karl Miller
411 Bradley Creek Point Road
Wilmington, NC 28403

> **Re: MMC Energy, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 16, 2008**
> **File No. 1-33564**

Dear Mr. Miller:

We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A
General

1.   Advise us, with a view toward disclosure, why all of the participants in the solicitation have not been identified on the cover page of the proxy statement as persons filing the Schedule 14A, and tell us why all of the members of Energy Holdings Limited have not been named as participants, with accompanying participant information disclosed pursuant to Item 5 of Schedule 14A.

2.   Please refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a

supplemental basis, with a view toward disclosure, by submitting a Schedule 14A that has been annotated with support for each of the assertions made. We cite the following examples of statements or assertions in the proxy statement that must be supported on a supplemental basis:

- "EHL was formed to address the substantial deterioration in MMC's stockholder value, [and] the continued lack of liquidity of MMC's shares …" page 1
- "…our Nominees will not grant any further 'change of control' benefits…without obtaining stockholder approval," which implies that stockholder approval is necessary, page 1
- Your belief that MMC currently has "engagements with duplicative legal and consulting firms," page 2
- The characterization of the board fees currently being paid to MMC directors as "large," page 2
- Your assertion that "credibility and confidence of stockholders" needs to be "reestablished," page 3
- Your statement that MMC is in "a market segment that is burgeoning with opportunity," page 3
- "Our Nominees are committed to undertaking whatever is necessary to reestablish MMC as a viable company with great growth potential" and "MMC can be a great company again…," which imply that the company isn't currently a viable company with great growth potential, page 3
- Your statement that energy demand in California is growing "in excess of 3% per annum, which is substantial in the utility industry," page 6
- Your belief that the acquisition of Chula Vista and Escondido "for approximately 1.3X EBITDA" was the lowest comparable acquisition in California at that time, page 8
- Your statement that "Since EHL and other stockholders filed a Schedule 13D, the critical situation at MMC has become worse …" page 10
- MMC's Board chose to ignore this request [to move the annual meeting of stockholders]," page 10

These examples do not represent an exhaustive list of the statements that need to be amended and/or supported. In addition, to facilitate our review, provide an annotated copy of the proxy statement, identifying the specific support for each such statement or group of related statements. Where the bases are other documents, such as prior proxy statements, Forms 10-K and 10-Q, annual reports, analysts' reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark the supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Letter to Stockholders

3.   Please disclose support for your belief that the seven nominees on your slate include "energy industry executives with proven track records and individuals with entrepreneurial talent who understand the dynamics and challenges of managing a micro cap growth company …."

4.   On page two and throughout the proxy statement, you refer to "EHL and other stockholders …." Please clarify to whom this refers. Please disclose if it refers to anyone other than EHL, Mr. Eason and Mr. Miller.

5.   Please disclose the circumstances surrounding Mr. Miller's departure from the company and how and when "EHL and other stockholders have prevailed upon" him to return.

6.   We note your statement in the third full paragraph on page two regarding EHL's commitment to grow the company and achieve greater profitability. Please disclose clearly that there can be no assurances that your slate of directors will be successful in achieving these objectives.

7.   We note your disclosure in the last bullet point on page two that your nominees will not receive fees for their services as directors. Please disclose whether the directors' agreement to not receive fees is indefinite or for a limited time. In addition, please disclose whether the board members will receive other forms of compensation such as awards of options or restricted stock.

8.   Please refer to the last sentence on page two that EHL "seeks no remuneration" for the contribution of its pipeline to MMC and the disclosure on page four that EHL intends to transfer all of its projects to MMC. Please disclose how such a transaction would be structured, and please clarify whether any consideration would be paid to EHL and in what form. Please also clearly state here, and elsewhere where you refer to these asset acquisitions, that you will make such a transfer to MMC only if you acquire any assets but that there is no assurance that any such acquisitions will take place, particularly before the annual meeting takes place so that it's clear to shareholders that they may not be able to assess this proposition as part of their consideration of voting for your slate. We may have additional comments.

9.   Please provide support for your statement that earnings per share of $0.05 per share following an IPO "is very rare and a testament to his leadership" on page three. In addition, please disclose and quantify the losses per share that the company experienced for the year ended December 31, 2007 as Mr. Miller served as an officer for more than 11 months of the year.

Notice of Annual Meeting

10.   Please specifically state here that you are not giving stockholders the opportunity to vote on matters 2-5, the ratification of auditors and the approval of shareholder proposals, that

have been presented on MMC's proxy card. Please state that stockholders will be disenfranchised as to their ability to vote on those matters if they choose to vote using your proxy card.

Reasons Why We Are Seeking to Replace the Entire Board of Directors of MMC, page 4

11. With respect to the transactions disclosed in the table on page four, please disclose how EHL intends to fund each transaction. We note the disclosure in the last paragraph on page four that the projects could be funded with MMC equity. Please disclose whether EHL expects to be able to fund these projects if the proxy contest is not successful. Please disclose that there can be no assurances that either debt or equity funding will be available on acceptable terms, if at all. In addition, please explain why you believe, as disclosed in the last paragraph on page five, that significant debt and equity financing opportunities are available in today's credit and capital markets.

Understanding the Background of MMC Energy, page 7

12. On page eight, please remove the reference to the "dedicated" uses of funding of the net proceeds from the public offering as it is not consistent with the use of proceeds disclosure in the prospectus for that offering. Please refer to page 19 of the prospectus dated June 28, 2007 where the use of proceeds for Chula Vista and Escondido are described as expectations and estimates. Please also note the disclosure in the fourth full paragraph on page 19 of the prospectus that the company retains discretion over the use of proceeds from the offering. Please revise other references in the proxy statement to the use of proceeds consistent with this comment.

13. We note the disclosure regarding Mr. Miller's personal guarantee of the debt facility. Please also disclose that the facility was guaranteed by Mr. Gagnon and Mr. Quinn, the company's former president.

14. Please include in the timeline the date of Mr. Miller's departure from the company.

Milestones Achieved Under Mr. Miller, page 9

15. Please disclose whether any of the members of MMC's current board of directors and management also served while the milestones described were achieved.

16. Because Mr. Miller served as a director of the company until February 2008 and as an officer of the company until December 2007, please revise your document to indicate what prior actions, if any, Mr. Miller took as an officer and a member of the Board to try to change the company's actions or address some of the concerns raised. For example, it appears that Mr. Miller would have been in a position to influence whether the company made a timely filing to FERC for the reinstatement of the payments by CAISO. In the alternative, please disclose whether you believe that *all* of the issues raised in the proxy statement occurred only after Mr. Miller's departure and your basis for that belief.

Chronology of Events Leading up to Our Decision to Replace the Entire Board of Directors of MMC and Initiate this Proxy Solicitation, page 10

17.   Please explain what you mean when you say you instructed the company not "to sell any assets without stockholder approval or to redirect cash to unauthorized uses." Please disclose the basis of your belief that the company was seeking to engage in such activities and why you are characterizing them as "ill advised transactions."

18.   We note your disclosure that the Schedule 13D filed March 7, 2008 disclosed that Mr. Miller beneficially owned 5% of the outstanding shares of common stock of the company and that the company failed to disclose such ownership in its definitive proxy materials as required by SEC rules. Based on our review of the beneficial ownership of 651,328 shares and 50,000 options that Mr. Miller disclosed in Schedule 13Ds as of March 7, 2008 and March 20, 2008 and based on the 14,144,347 shares outstanding as disclosed by MMC in MMCs Schedule 14A, we calculate Mr. Miller's beneficial ownership to equal 4.94% of the outstanding shares, though we acknowledge that subsequent to the filing of MMC's Schedule 14A Mr. Miller acquired additional shares that caused him to exceed the 5% threshold. As a result, please advise us as to why you believe Mr. Miller beneficially owned 5% or more of the company's common stock as of March 20, 2008, which is a date prior to the filing of the company's definitive proxy materials, or remove the sentence from the proxy statement. In addition, we note that the Schedule 13D/A filed April 17, 2008 reflects Mr. Miller's purchase of 10,000 shares on April 14, 2008 which is not consistent with the disclosure indicating that Mr. Miller owned such shares as of March 19, 2008 in Annex I of the proxy statement. Please advise or revise.

19.   Please provide support for the statement in the last paragraph on page 10 that "MMC's optimum strategy should have been clear to those experienced in the energy industry."

20.   Please revise your characterization of the earnings teleconference on page 10 to explain whether MMC was required to discuss the topic you mention and refused to take more than one call, as you imply here, and provide the basis for your belief that the move of the current CEO to California was done specifically in response to your criticism.

21.   Please provide support for your belief that the share repurchase is "completely inappropriate" and is not "in MMC's best interests." Please also provide support for your assertion that the announcement of the repurchase plan "puzzled" analysts, as you indicated in your Definitive Additional Soliciting Materials filed March 31, 2008.

22.   Please provide support and a timeframe for the assertion that MMC's share price has deteriorated 80%. While we note that you attribute this statement to a third party here, you have also made similar statements in your Definitive Additional Soliciting Materials filed April 1, 2008.

23.   Please state clearly in the fourth full paragraph on page 10 whether you believe that the current proxy contest will trigger payments under the change of control agreements and any other agreements you are aware of.

Key Questions for Our Nominees, page 11

24.   Please disclose how the nominees came to be participants in this solicitation.

25.   We note the disclosure on page 12 that if the proxy contest is successful, EHL intends to make Messrs. Miller, McConville and Aran full-time employees of MMC. Please disclose whether any negotiations have occurred with respect to executive compensation arrangements and whether you expect that such individuals will execute employment agreements.

Proposal No. 1, page 12
The Nominees, page 13

26.   Please revise your discussion of Mr. McConville's occupation or employment since 2004. This information is particularly relevant in light of your claim that, inter alia, your alternate slate of directors has "a proven track record." *See* Item 401(e) of Regulation S-K.

27.   Please disclose which of the directors nominated would be independent under the listing standards applicable to the company. See Item 7 of Schedule 14A and Item 407 of Regulation S-K.

28.   In the second full paragraph on page 16, you reserve the right to substitute nominees in the event that those you have identified decline to serve or in the event MMC makes any changes to its bylaws or takes any other actions that would have the effect of disqualifying your nominees. Provide us with the authority upon which you will be able to make such substitution without re-soliciting shareholders and how such substitution would be consistent with MMC's advance notice bylaw provision.

Proposal No. 2 – Amendment to Bylaws to Establish Age Limitation for Directors, page 16

29.   With respect to this proposal and proposal 3, tell us whether these proposals, if approved by stockholders, are binding on the company or whether board action will be required even if stockholders approve these actions. If the latter, please revise your disclosure to state this.

Proposal No. 3 – Repeal of Additional Bylaws or Bylaw Amendments, page 17

30.   We note that Proposal 3 seeks to repeal any provision of the company's bylaws adopted after March 7, 2008. Please disclose if you are aware of any amendments or changes that may have been made since that time. Given the purpose of the proposal, please disclose whether any potential new bylaws or amendments to existing bylaws will be repealed where they are wholly unrelated to preventing shareholders from accomplishing the objectives described in the proxy statement. Revise to disclose all of the potential effects of this proposal on shareholders. For example, please indicate that it could be used to

repeal bylaw amendments that would be favored by a majority of MMC's shareholders. You do not provide a termination date for the shareholder action to be taken by this proposal. If the bylaw repeal provision is adopted, disclose whether it would be an automatic revocation of any bylaws adopted by the board after the meeting. Disclose whether there are any bylaw or statutory provisions that invest the authority to adopt bylaws with the directors, and if so, how your proposal consistent with those provisions. Since it is difficult or impossible to predict the effects of a provision with a scope that is so broad, ensure that you include appropriate disclosure of potential unintended consequences of its adoption. Explain how the proposal may be detrimental to shareholders.

Other Proposals, page 17

31.   We note your intent to use discretionary authority with respect to any other matters that properly come before the Annual Meeting. Please note that you may not use discretionary authority conferred with these proxies to vote upon matters not known to you at the time of this solicitation but which come to your attention a reasonable time before the meeting. *See* Rule 14a-4(c). Please confirm your understanding.

Solicitation of Proxies; Expenses, page 20

32.   We note that you may employ various methods to solicit proxies including mail, courier services, Internet, advertising, telephone, facsimile or telecopier or by electronic mail. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. Refer to Rules 14a-6(b) and (c). Please confirm your understanding in this regard.

Definitive Additional Soliciting Material filed April 2, 2008

33.   Please provide us with your analysis as to why you did not disclose the intention to insert a new management team in a Schedule 13D filing.

Definitive Additional Soliciting Material filed April 21, 2008

34.   Please explain why you felt it necessary to "remind the board that no stockholder is entitled to preferential disclosure regarding any sale strategy." Please disclose any facts you are aware of that would lead you to believe that (i) the company is pursuing a sale strategy and (ii) the company has made or intends to make such selective disclosure.

35.   Please provide your analysis as to why MMC is required to use the proceeds of the offering solely for the Chula Vista and Escondido projects based on the disclosure in the offering prospectus.

*****

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

· the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Blair Petrillo, Staff Attorney, at (202) 551-3550, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Edward Smith
         Chadbourne & Park